October 4, 2024

VIA EDGAR

Ms. Soo Im-Tang

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	KraneShares Trust (File Nos. 333-180870 and 811-22698)
- KraneShares Man Liquid Private Equity Index ETF

Dear Ms. Im-Tang:

This letter responds to your comments, discussed in our telephone conversation on September 4, 2024 and September 16, 2024, regarding your review of Post-Effective Amendment No. 378 to the registration statement on Form N-1A for KraneShares Trust (the “Registrant”) on behalf of KraneShares Man Liquid Private Equity Index ETF (the “Fund”), a new series of the Registrant. Each of your comments is repeated below, followed by the Registrant’s response. Unless otherwise stated herein, defined terms have the same meaning as used by the Fund in the Registration Statement. Any changes made in response to the Staff’s comments, as set forth below, including certain other non-material clarifying and conforming changes, will be filed in a post-effective amendment to the Registration Statement.

1.	Please provide the date of the Fund’s prospectus and the Fund’s ticker symbol.

RESPONSE: The Registrant confirms the Fund’s ticker symbol is BUYO and the prospectus will be dated October 4, 2024.

2.	(a) Please provide to the Staff a copy of the completed Fees and Expenses and Example sections of the “Fund Summary” at least five business days before effectiveness.

RESPONSE: Below are the completed Fees and Expenses and Example sections of the “Fund Summary.”

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.88%
Distribution and/or Service (12b-1) Fees*	0.00%
Other Expenses**	0.01%
Total Annual Fund Operating Expenses	0.89%

*	Pursuant to a Distribution Plan, the Fund may bear a Rule 12b-1 fee not to exceed 0.25% per year of the Fund’s average daily net assets. However, no such fee is currently paid by the Fund, and the Board of Trustees has not currently approved the commencement of any payments under the Distribution Plan.
**	Based on estimated amounts for the current fiscal year.

K&L GATES LLP

1601 K STREET NW   WASHINGTON   DC 20006

T +1 202 778 9000   F +1 202 778 9100   klgates.com

Securities and Exchange Commission

October 4, 2024

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, whether you do or do not sell your shares, your costs would be:

1 Year	3 Years
$91	$284

(b) Please consider deleting the footnote included in the Fees and Expenses section of the “Fund Summary” related to the Fund’s 12b-1 Plan as this disclosure appears elsewhere in the prospectus.

RESPONSE: No change was made in response to this comment. The Registrant will consider the Staff’s comment during the next annual update to the Trust’s registration statement and determine at that time whether any changes are warranted.

(c) The Staff notes that the Fund may invest in other investment companies. As such, please consider whether acquired fund fees and expenses need to be disclosed as a separate line in the Fund’s Fees and Expenses section of the “Fund Summary.”

RESPONSE: The Registrant confirms that the Fund’s estimated acquired fund fees and expenses will not exceed 0.01% of average net assets of the Fund so that a separate line item is not required in the fee table for the Fund.

3.	The Staff has the following comments regarding the name of the Fund.

(a) Please explain whether the Fund has adopted and implemented written policies and procedures consistent with Rule 38a-1 under the Investment Company Act of 1940, as amended (“1940 Act”), that are reasonably designed to ensure that indexes do not have misleading or deceptive names. If so, please supplementally describe these policies and procedures and the considerations with respect to the index for the Fund.

(b) Please explain supplementally how a Fund that has a name suggesting investments in private equity but in fact holds antithetical investments (i.e., public equity) is not potentially misleading and inconsistent with an investor’s reasonable expectations.

Securities and Exchange Commission

October 4, 2024

(c) Please revise the Fund’s name by removing the term “liquid” from its name consistent with Rule 2a-7(b)(3) under the 1940 Act because the Fund is not a money market fund.

RESPONSE: The Registrant notes that as discussed with the staff on September 16, 2024, the Fund’s new name will be KraneShares Man Buyout Beta Index ETF.

4.	Please provide a copy of the index methodology.

RESPONSE: The Registrant has attached the index methodology as Appendix A.

5.	Please file as an exhibit to the registration statement any license or sublicense agreement to which the Fund, or the Trust on behalf of the Fund, is a party, including any such agreements with the Index Provider.

RESPONSE: The Registrant will file or has incorporated by reference the sublicence agreement as an exhibit to the post-effective amendment to the Registration Statement.

6.	The third and fourth paragraphs of the “Principal Investment Strategies” section references “certain private equity characteristics”. Please consider revising to clarify or add examples of what is meant by this term.

RESPONSE: The Registrant has revised the disclosure containing those references in the “Principal Investment Strategies” section as follows:

●	using additional screens that are designed to identify publicly traded securities ~~viewed as proxies for certain other private equity characteristics~~ similar to those sought by private equity buyout funds such as a company’s supply chain and competitive environment.

The Underlying Index will utilize inputs from the Index Provider and use a systematic process to build a portfolio of publicly traded equity securities that ~~display private equity characteristics~~ have characteristics similar to companies sought by private equity buyout funds.

7.	The fourth paragraph of the “Principal Investment Strategies” section references “a suite of bottom-up company selection models”. Please explain in plain English what this means.

RESPONSE: The Registrant has revised the second sentence of the fourth paragraph in the “Principal Investment Strategies” section as follows:

Securities and Exchange Commission

October 4, 2024

The Underlying Index employs both (a) a top-down process that seeks to provide the Underlying Index with industry exposures that are similar to the U.S. buyout segment of the private equity market and (b) a suite of bottom-up company selection models (i.e., the fundamental and additional screens discussed above that seek to screen for companies with characteristics similar to companies sought by private equity buyout funds) that seek to take advantage of dynamic public market data in selecting securities for the Underlying Index.

8.	Please disclose the methodology used by the index for weighting (i.e., free float, etc.).

RESPONSE: The Registrant has added the following disclosure after the fourth paragraph of the “Principal Investment Strategies” section:

The Underlying Index is market capitalization weighted and caps the weight of any one constituent at 5% of the Underlying Index’s weight.

9.	The fifth paragraph of the “Principal Investment Strategies” section states “the Fund may invest 20% of its assets in instruments that are not included in the Underlying Index, but the Fund’s adviser, Krane Funds Advisors, LLC (“Krane” or “Adviser”), believes will help the Fund track the Underlying Index”. Please describe how these investments will help the Fund track the Underlying Index.

RESPONSE: No change was made in response to this comment. The Registrant does not believe additional disclosure about issuers is needed here since such issuers currently are expected to have the same characteristics as the Underlying Index.

10.	In the “Principal Investment Risks” section, please revise the “Model and Data Risk” disclosure to address the risk that public equities may not be an accurate proxy for private investments.

RESPONSE: The Registrant has added the following the “Model and Data Risk” disclosure:

While the Underlying Index seeks to provide a proxy for private equity performance and risk exposure similar to companies in private equity buyout funds, there is no guarantee that such exposure will be obtained using public equities or that the models and data used by the Underlying Index will be able to provide such exposure.

11.	Please state supplementally if the Fund is a self-indexing fund. If so, please add appropriate disclosures to the prospectus and state whether the Fund has adopted policies and procedures to address conflicts of interest that may arise from self-indexing.

RESPONSE: The Registrant agrees the Fund is a self-indexing fund and the Fund has taken measures to address potential conflicts of interest. The Registrant confirms that each of Krane and the Sub-Adviser has adopted a code of ethics pursuant to Rule 17j-1 under the Investment Company Act of 1940 and policies with respect to the use of material non-public information. The Registrant notes further that the Sub-Adviser is not responsible for executing trades for the Fund since all trades will be executed by Krane and there will be a separate unaffiliated calculation agent for the Underlying Index.

Securities and Exchange Commission

October 4, 2024

12.	The “Additional Information About the Underlying Index” section states the Index Provider is affiliated with the Fund solely in its capacity as Sub-Adviser to the Fund and the Index Provider determines the constituents and relative weightings of the Underlying Index. Please supplementally explain how this Fund is not actively managed.

RESPONSE: While the index provider is the sub-adviser to the Fund, the Registrant does not believe the Fund is actively managed. The Registrant believes the Fund is properly characterized as an index fund because it seeks to provide investment results that, before fees and expenses, track the performance of the Underlying Index. The Underlying Index is rebalanced and reconstituted monthly on predetermined dates. No attempt is made to outperform the underlying index based on the timing of investment decisions. The Registrant believes all of these are characteristics of a passive index fund rather than an actively managed fund.

13.	In the “Investments in China” section of the SAI, please define PRC in the first instance that it appears.

RESPONSE: The Registrant has made the requested change.

14.	In the “Fund Shares Owned by Board Members” section of the SAI, please update the information in the table as of a more recent date.

RESPONSE: The Registrant has made the requested change.

15.	Since the staff provided its initial comments on September 4, 2024, the Registrant has proposed changing the name to KraneShares Man Buyout Beta Index ETF. We have no additional comments on the proposed name itself. We do have the following related comments.

●	In the principal investment strategies, please expressly state that the Fund does not invest directly in private equity funds or the private equity of companies.

●	Please consider bolding this statement.

●	Please consider incorporating a similar statement in the marketing material for the Fund.

●	In the principal investment strategies, please disclose or explain the term “buyout” in the Fund’s name.

RESPONSE: The Registrant has made the requested changes and has added the following disclosure to the “Principal Investment Strategies” section:

A “buyout” fund is a type of fund that targets companies for acquisition or control in an attempt to enhance the value of those acquired companies. The Fund does not invest directly in private equity funds or the private equity of companies and the Fund will not attempt to acquire or control private companies.

*          *           *           *           *

Securities and Exchange Commission

October 4, 2024

If you have any additional questions regarding the enclosed information, please contact me at (202) 778-9473 or Stacy Fuller at (202) 778-9475.

Regards,

/s/ Franklin Na

Franklin Na

cc:	Jonathan Krane

Odette Gafner

James Maund

Jonathan Shelon

Luke Oliver

Krane Funds Advisors, LLC

Stacy Fuller

K&L Gates LLP

Securities and Exchange Commission

October 4, 2024

Appendix A

Index Guideline

Man Buyout beta index

Version 1.0

01 October 2024

Index Guideline

TABLE OF CONTENT

Introduction			2

1.		Index Specifications	3
	1.1.	Scope of the Index	3
	1.2.	Identifiers and Publication	3
	1.3.	Initial Level of the Index	3
	1.4.	Prices and calculation frequency	3
	1.5.	Licensing
2.		Index Selection	4
	2.1.	Index Universe Requirements	4
	2.2.	Selection of the Index Components	4
	2.3.	Weighting of the Index Components	5
3.		Rebalance	6
	3.1.	Ordinary Rebalance	6
	3.2.	Extraordinary Rebalance	6
4.		Calculation of the Index	7
	4.1.	Index formula	7
	4.2.	Accuracy	7
	4.3.	Adjustments	7
	4.4.	Corporate actions	8
	4.5.	Recalculation	9
	4.6.	Market Disruption	9
5.		Miscellaneous	10
	5.1.	Discretion	10
	5.2.	Methodology Review	10
	5.3.	Changes in calculation method	10
	5.4.	Termination
	5.5.	Oversight
6.		Definitions	11
7.		History of Index Changes	12

Contact			13

Index Guideline

INTRODUCTION

This document (the “Guideline”) is to be used as a guideline with regard to the composition, calculation and maintenance of the Man Buyout Beta Index (the “Index”). Any amendments to the rules made to the Guideline shall be made pursuant to Section 5.5. The Index is owned and administrated by Numeric Investors LLC (the “Index Administrator”). The Index Administrator has engaged Solactive AG (“Solactive”) as the calculation and publication agent (the “Index Calculation Agent”). The Index is calculated and published for the Index Administrator by Solactive.The name “Solactive” is trademarked.

The text uses defined terms which are formatted with “Small Caps”. Such Terms shall have the meaning assigned to them as specified in Section 6 (Definitions).

The Guideline and the policies and methodology documents referenced herein contain the underlying principles and rules regarding the structure and operation of the Index. Neither the Index Administrator nor the Index Calculation Agent offer any explicit or tacit guarantee or assurance, neither pertaining to the results from the use of the Index nor the level of the Index at any certain point in time nor in any other respect. There is no obligation for the Index Administrator or the Index Calculation Agent – irrespective of possible obligations to issuers – to advise third parties, including investors and/or financial intermediaries, of any errors in the Index. The publication of the Index by the Index Calculation Agent for the Index Administrator does not constitute a recommendation for capital investment and does not contain any assurance or opinion of the Index Administrator or the Index Calculation Agent regarding a possible investment in a financial instrument based on this Index.

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1.	Index Specifications

1.1.	Scope of the Index

Category	Description
Asset Class	Equity
Strategy	Representation of small to mid-sized securities with a variety of private equity-like characteristics, thereby creating a beta for the US buyout segment of traditional private equity
Regional Allocation	US equities
Rebalancing Frequency	Monthly

1.2.	Identifiers and Publication

The Index is published under the following identifiers:

Name	ISIN	Currency	Type	RIC	BBG ticker
Man Buyout Beta Index	DE000SL0MX27	USD	GTR	.MBUYO	MBUYO

*	GTR means that the Index is calculated as gross total Index as described in the Equity Index Methodology, which is available on the Solactive website: https://www.solactive.com/documents/equity-index-methodology/

The Index is published for the Index Administrator on the website of the Index Calculation Agent (www.solactive.com) and is, in addition, available via the price marketing services of Boerse Stuttgart GmbH and may be distributed to all of its affiliated vendors. Each vendor decides on an individual basis as to whether it will distribute or display the Index via its information systems.

Any publication in relation to the Index (e.g. notices, amendments to the Guideline) will be published for the Index Administrator and available at the website of the Index Calculation Agent: https://www.solactive.com/news/announcements/.

1.3.	Initial Level of the Index

The initial level of the Index on the [DD/MM/YYYY], the Start Date, is 100. Levels of the Index published for a period prior to the Live Date have been back-tested.

1.4.	Prices and calculation frequency

The level of the Index is calculated on each Calculation Day from 09:30 - 16:50 Eastern Time (15:30 - 22:50 CET) based on the Trading Prices on the Exchanges on which the Index Components are listed. Trading Prices of Index Components not listed in the Index Currency are converted using the current Intercontinental Exchange (ICE) spot foreign exchange rate. Should there be no current Trading Price for an Index Component, the later of: (i) the most recent Closing Price; or (ii) the last available Trading Price for the preceding Trading Day is used in the calculation.

A closing level of the Index for each Calculation Day is also calculated. This closing level is based on the Closing Prices for the Index Components on the respective Exchanges on which the Index Components are listed. The Closing Prices of Index Components not listed in the Index Currency are converted using the 04:00 p.m. London time rates provided by WM/Refinitiv (the “WM/ Refinitiv Rate”). If there is no 04:00 p.m. London time WM/ Refinitiv Rate for the relevant Calculation Day, the last available 04:00 p.m. London time WM/ Refinitiv Rate will be used for the closing level calculation.

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2.	Index Selection

On each Selection Day, the Index Administrator will revise the composition of the Index as follows.

(i)	First, the Index Administrator determines the Index Universe in accordance with Section 2.1. The Index Universe comprises all those financial instruments which fulfill the Index Universe Requirements (as specified in Section 2.1) and will constitute a starting pool from which the components of the Index will be selected.

(ii)	Based on this Index Universe, the new composition of the Index will be determined by applying the rules outlined in Section 2.2.

(iii)	Each new Index Component will be assigned a weight as described in Section 2.3.

2.1.	Index Universe Requirements

The Index Universe is comprised of all financial instruments which fulfill the below requirements (the “Index Universe Requirements”):

The Russell 2500 Index is used as the initial starting point for the Index Universe. Stocks that belong to specific sectors and industries that are not targets for traditional buyout deals, namely the biotechnology industry, real estate sector, and mortgage REITs industry, are then excluded from the Russell 2500 Index to create the index universe. In addition, a banned weapons restriction is applied to exclude companies which an independent, third-party specialist screening provider believes are involved in the manufacture, supply, or distribution of weapons banned by international convention. These weapons include anti-personnel mines, biological weapons, blinding laser weapons, chemical weapons, cluster munitions, and non-detectable fragments.

The determination of the Index Universe is fully rule-based and the Index Administrator cannot make any discretionary decisions in creating the list of stocks that are available for investment.

2.2.	Selection of the Index Components

Based on the Index Universe, the initial composition of the Index as well as any selection for an ordinary rebalance is determined on the Selection Day in accordance with the following rules (the “Index Component Requirements”):

The selection of the Index components is a systematic process that includes both top-down and bottom-up inputs.

Top-down

A key step in creating the Index is the systematic process of matching the industry exposures of the Index to the industry profile of US buyout funds in aggregate. To do this, the Index Administrator uses data on completed buyout deals to identify the industries in which buyout funds are investing and assign each company in a buyout fund to the most appropriate industry classification using the Global Industry Classification Standard (“GICS”) Industry Group (4-digit GICS classification code). Mapping buyout fund holdings to GICS Industry Group classifications is done on a regular basis in order to capture the most recent deals and ensure that the resulting industry profile continuously evolves as buyout funds’ appetite for specific industries evolves.

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Bottom-up

Another critical aspect of selecting the index constituents is the bottom-up process of identifying companies that match the profile of the types of companies in which buyout funds tend to invest. This is a systematic process driven by eight higher level models, each of which is comprised of multiple underlying signals, generating an aggregate score signifying that a stock has characteristics typically found in buyout fund companies. These index selection models are as follows.

●	Valuation: Suite of valuation measures that are popular with buyout managers.

●	Growth: Combination of backward and forward-looking growth figures.

●	Profitability: Multiple metrics related to companies’ profitability.

●	Cash Management: Multiple measures of cash efficiency.

●	Debt Capacity: Assesses the ability of companies to take on debt.

●	Business Uncertainty and Risk: Assesses the predictability and general riskiness of a business.

●	Industry Dynamics: Suite of signals that is designed to capture trends percolating within a company’s network of interrelated companies.

●	Informed Investor Views: Suite of signals extrapolating insights primarily from investors that have taken high conviction positions in securities.

The data powering these models are primarily sourced from third-party data providers, including industry standard data providers and more niche-focused data providers.

The selection of the Index Components is fully rule-based and the Index Administrator cannot make any discretionary decisions about which components to include in the index.

2.3.	Weighting of the Index Components

The weighting of the Index Components is based on the output of an optimization process that takes into account: 1) portfolio construction parameters like industry weight and position size constraints, 2) estimated transaction costs incurred when investing and divesting from individual stocks, 3) top-down inputs as described in section 2.2 above, and 4) the bottom-up scores of every stock, which are the direct result of the bottom-up aspect of the index component selection process described in section 2.2 above.

Index construction constraints include sector limits, industry limits, and maximum overweights at the individual stock level. Components of the Index that leave the Russell 2500 Index due to market capitalization increases may still remain in the Index, but their weighting will not be actively increased following removal from the Russell 2500 Index and will be subject to an individual stock level constraint of up to a 1.5% absolute weight. All components in the index are subject to a maximum constraint of 5% absolute weight.

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3.	Rebalance

3.1.	Ordinary Rebalance

In order to reflect the new selection of the Index Components determined on the Selection Day (in accordance with Section 2.1 and 2.2) the Index is adjusted by the Index Calculation Agent on the Rebalance Day after Close of Business.

This is carried out by implementing the weights as determined on the Selection Day.

For more information on the rebalance procedure please refer to the Equity Index Methodology, which is incorporated by reference and available on the Solactive website: https://www.solactive.com/documents/equity-index-methodology/

3.2.	Extraordinary Rebalance

The Index is not rebalanced extraordinarily.

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4.	Calculation of the Index

4.1.	Index formula

The Index is calculated as a gross total return Index.

The calculation is performed according to the Equity Index Methodology, which is available on the Solactive website: https://www.solactive.com/documents/equity-index-methodology/. The standard index formula stipulates that the level of the Index changes based on the change of the prices of its Index Components taking into account their weight in the Index and any currency conversion in case the price of an Index Component is quoted in a currency other than the Index Currency.

Any dividends or other distributions are reinvested back into the Index Component paying the dividend or other distribution into a cash pocket at the opening of the effective date (the so called ex-date) of the payment of such dividend or other distribution.

A more detailed description of the mechanics of the index calculation formula can be found in the Solactive Equity Index Methodology under Section 1.2.

4.2.	Accuracy

The level of the Index will be rounded to two decimal places. Divisors will be rounded to six decimal places. Trading Prices and foreign exchange rates will be rounded to six decimal places.

4.3.	Adjustments

Under certain circumstances, an adjustment of the Index may be necessary between two regular Rebalance Days. Such adjustment has to be made if a corporate action (as specified in Section 4.4 below) in relation of an Index Component occurs. Such adjustment may have to be done in relation to an Index Component and/or may also affect the number of Index Components and/or the weighting of certain Index Components and will be made in compliance with Section 2.1 of the Equity Index Methodology, which is incorporated by reference and available on the Solactive website: https://www.solactive.com/documents/equity-index-methodology/.

In the case an extraordinary event is not outlined in the Equity Index Methodology, the Index Administrator will instruct the Index Calculation Agent on the Index adjustments.

Solactive will announce for the Index Administrator the Index adjustment giving a notice period of at least two Trading Days (with respect to the affected Index Component) on the Solactive website under the Section “Announcements”, which is available at https://www.solactive.com/news/announcements/.

The Index adjustments will be implemented on the effective day specified in the respective notice.

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4.4.	Corporate actions

As part of the Index maintenance the Index Calculation Agent will consider various events – also referred to as corporate actions – which result in an adjustment to the Index between two regular Rebalance Days. Such events have a material impact on the price, weighting or overall integrity of Index Components. Therefore, they need to be accounted for in the calculation of the Index. Corporate actions will be implemented from the cum-day to the ex-day of the corporate action, so that the adjustment to the Index coincides with the occurrence of the price effect of the respective corporate action.

Adjustments to the Index to account for corporate actions will be made by the Index Calculation Agent in compliance with Section 2.1 of the Equity Index Methodology, which is available on the Solactive website: https://www.solactive.com/documents/equity-index-methodology/. This document contains for each corporate action a brief definition and specifies the relevant adjustment to the Index variables.

While the Index Calculation Agent aims at creating and maintaining the methodology for treatment of corporate actions as generic and transparent as possible and in line with regulatory requirements, the Index Administrator retains the right to deviate from these standard procedures specified in the Equity Index Methodology in case of any unusual or complex corporate action or if such a deviation is made to preserve the comparability and representativeness of the Index over time. The Index Administrator will instruct the Index Calculation Agent on the Index adjustments.

The Index Calculation Agent considers following, but not conclusive, list of corporate actions as relevant for Index maintenance:

>	Cash Distributions (e.g. payment of a dividend)

>	Stock distributions (e.g. payment of a dividend in form of additional shares)

>	Stock distributions of another company (e.g. payment of a dividend in form of additional shares of another company (e.g. of a subsidiary))

>	Share splits (company´s present shares are divided and therefore multiplied by a given factor)

>	Reverse splits (company´s present shares are effectively merged)

>	Capital increases (such as issuing additional shares)

>	Share repurchases (a company offer its shareholders the option to sell their shares to a fixed price)

>	Spin-offs (the company splits its business activities into two or more entities and distributes new equity shares in the created entities to the shareholders of the former entity)

>	Mergers & Acquisitions (transaction in which the ownership of a company (or other business organizations) are transferred or consolidated with other entities, e.g. fusion of two or more separate companies into one entity)

>	Delistings (company´s shares are no longer publicly traded at a stock exchange)

>	Nationalization of a company (effective control of a legal entity is taken over by a state)

>	Insolvency

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4.5.	Recalculation

The Index Calculation Agent makes the greatest possible efforts to accurately calculate and maintain the indices for the Index Administrator. However, errors in the determination process may occur from time to time for variety reasons (internal or external) and therefore, cannot be completely ruled out. The Index Calculation Agent endeavors to correct all errors that have been identified within a reasonable period of time. The understanding of “a reasonable period of time” as well as the general measures to be taken are generally depending on the underlying and is specified in the Solactive Correction Policy, which is incorporated by reference and available on the Solactive website: https://www.solactive.com/documents/correction-policy/.

4.6.	Market Disruption

In periods of market stress the Index Calculation Agent calculates indices following predefined and exhaustive arrangements as described in the Solactive Disruption Policy, which is incorporated by reference and available on the Solactive website: https://www.solactive.com/documents/disruption-policy/. Such market stress can arise due to a variety of reasons, but generally results in inaccurate or delayed prices for one or more Index Components. The determination of the Index may be limited or impaired at times of illiquid or fragmented markets and market stress.

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5.	Miscellaneous

5.1.	Discretion

The determination of the Index is a systematic process. Other than the regular review of the Index methodology described in 5.2, the Index Administrator is not expected to exercise discretion in the determination of the Index. Any discretion which may need to be exercised by the Index Administrator in relation to the determination of the Index in the future (for example the determination of the Index Universe (if applicable), the selection of the Index Components (if applicable) or any other relevant decisions in relation to the Index) shall be made in accordance with strict rules regarding the exercise of discretion or expert judgement.

5.2.	Methodology Review

The methodology of the Index is subject to regular review, at least annually. In case a need of a change of the methodology has been identified within such review (e.g. if the underlying market or economic reality has changed since the launch of the Index, i.e. if the present methodology is based on obsolete assumptions and factors and no longer reflects the reality as accurately, reliably and appropriately as before), such change will be made in accordance with the Index Administrator’s internal processes associated with investment and model reviews.

Such change in the methodology will be announced and published by the Index Calculation Agent for the Index Administrator on the Solactive website under the Section “Announcement”, which is available at https://www.solactive.com/news/announcements/. The date of the last amendment of this Index is contained in this Guideline.

5.3.	Changes in calculation method

The application by the Index Administrator and the Index Calculation Agent of the method described in this document is final and binding. The Index Administrator and the Index Calculation Agent shall apply the method described above for the tasks assigned to them with regard to the composition, determination, calculation, maintenance and publication of the Index. However, it cannot be excluded that the market environment, supervisory, legal and financial or tax reasons may require changes to be made to this method. The Index Administrator may also make changes to the terms and conditions of the Index and the method applied to calculate the Index, and instruct the Index Calculation Agent accordingly, that it deems to be necessary and desirable in order to prevent obvious or demonstrable error or to remedy, correct or supplement incorrect terms and conditions. Neither the Index Administrator nor the Index Calculation Agent is obliged to provide information on any such modifications or changes. Despite the modifications and changes, the Index Administrator and the Index Calculation Agent will take the appropriate steps to ensure a calculation method is applied that is consistent with the method described above as the same may be amended from time to time as described in 5.2.

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6.	Definitions

“Business Day” is a day (other than a Saturday or a Sunday) on which banks are open for business in New York, New York, U.S.A.

“Calculation Day” is every weekday from Monday to Friday. A day on which New York Stock Exchange (NYSE) is not open for general business is not a Calculation Day.

“Close of Business” is the calculation time of the closing level of the Index as outlined in Section 1.4.

The “Closing Price” in respect of an Index Component and a Trading Day is a security’s final regular-hours Trading Price published by the Exchange and determined in accordance with the Exchange regulations. If the Exchange has no or has not published a Closing Price in accordance with the Exchange rules for an Index Component, the last Trading Price will be used.

“Exchange” is with respect to the Index and every Index Component, the respective exchange where the Index Component has its listing as determined in accordance with the rules in Section 2.

“Guideline” shall have the meaning as defined in Section “Introduction”.

“Index” shall have the meaning as defined in Section “Introduction”.

“Index Administrator” shall have the meaning as defined in Section “Introduction”.

“Index Calculation Agent” shall have the meaning as defined in Section “Introduction”.

“Index Component” is each security reflected in the Index.

“Index Component Requirements” shall have the meaning as defined in Section 2.2.

“Index Currency” is the currency specified in the column “Currency” in the table in Section 1.2.

“Index Universe Requirements” shall have the meaning as defined in Section 2.1.

“Index Universe” is the sum of all financial instruments which fulfill the Index Universe Requirements.

“Live Date” shall have the meaning as defined in Section 1.3.

“Rebalance Day” is the last Trading Day of the Month.

“Selection Day” is 5 [weekdays (Monday to Friday) before the scheduled Rebalance Day, disregarding any potential change of the Rebalance Day.

“Solactive” shall have the meaning as defined in Section “Introduction”.

“Start Date” shall have the meaning as defined in Section 1.3.

“Trading Day” is with respect to an Index Component included in the Index at the Rebalance Day and every Index Component included in the Index at the Calculation Day immediately following the Rebalance Day (for clarification: this provision is intended to capture the Trading Days for the securities to be included in the Index as new Index Components with close of trading on the relevant Exchange on the Rebalance Day) a day on which the relevant Exchange is open for trading (or a day that would have been such a day if a market disruption had not occurred), excluding days on which trading may be ceased prior to the scheduled Exchange closing time and days on which the Exchange is open for a scheduled shortened period. The Index Administrator is ultimately responsible as to whether a certain day is a Trading Day.

The “Trading Price” in respect of an Index Component and a Trading Day is the most recent published price at which the Index Component was traded on the respective Exchange.

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7.	History of Index Changes

Version	Date	Description
1.0	01 October 2024	Index Guideline creation (initial version)

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Contact

Company Name

Street Name Number

ZIP Code City

Country

Tel.:	+xxxxxx
Email:	abc@xxx.com
Website:	www.abcxyz.com

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